SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                       Blue Rock Market Neutral Fund, LLC
                                (Name of Issuer)

                       Limited Liability Company Interest
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                  June 1, 2005
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 7 Pages)
----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                 13G                    Page 2 of 7 Pages

----------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                         Intermountain Ironworkers Pension Trust
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Salt Lake City, Utah
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                6,700,000
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                6,700,000
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                -0-
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                6,700,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                14.0%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 EP
-----------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N/A                         13G                    Page 3 of 7 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Blue Rock Market Neutral Fund, LLC (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at: 3915 IDS Center 80 South Eighth Street, Minneapolis, MN 55402

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Intermountain Ironworkers Pension Trust

            The foregoing person is hereinafter sometimes referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

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CUSIP No. N/A                 13G                   Page 4 of 7 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of the Reporting Persons is Intermountain Ironworkers Pension Trust, 2156 West 2200 South, Salt Lake City, Utah 84119
Item 2(c).     Citizenship:

     Utah, USA

Item 2(d).     Title of Class of Securities:

     Limited Liability Company Interest

Item 2(e).     CUSIP Number:
     N/A

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

          (f) [X] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[X ]

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CUSIP No. N/A                 13G                   Page 5 of 7 Pages

Item 4.  Ownership.

      A. Intermountain Ironworkers Pension Trust
              (a) Amount beneficially owned: 6,700,000
              (b) Percent of class: 14.0%
              (c)(i) Sole power to vote or direct the vote: 6,700,000
                (ii) Shared power to vote or direct the vote: -0-
               (iii) Sole power to dispose or direct the disposition: 6,700,000
                (iv) Shared power to dispose or direct the disposition: -0-


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CUSIP No. N/A                 13G                   Page 6 of 7 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N/A                 13G                   Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 23, 2005

                              By:  Intermountain Ironworkers Pension Trust


                              By:  /s/ Michael L. McDonald
                                   --------------------------
                                   Name:  Michael L. McDonald
                                   Title:  Chairman, Board of Trustees